UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-10877 and 033-43007

Terra Nitrogen Company, L.P.

(Exact name of registrant as specified in its charter)

4 Parkway North, Suite 400

Deerfield, Illinois 60015

(847) 405-2400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests Evidenced by Depositary Receipts

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, Terra Nitrogen Company, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 2, 2018	By:	/s/ Douglas C. Barnard
Senior Vice President, General Counsel, and Secretary of Terra Nitrogen GP Inc., the general partner of Terra Nitrogen Company, L.P.